

November 20, 2019

Loren Starr
Senior Managing Director and Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309

 **Re: Invesco Ltd.**
 **Form 10-K for the Fiscal Year Ended December 31, 2018**
 **Filed February 22, 2019**
 **File No. 001-13908**

Dear Mr. Starr:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


 Sincerely,

 Division of Corporation Finance
 Office of Finance